SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

  By letter dated November 1, 2016, the Company informs that the ordinary and extraordinary general meeting held on 31.10.2016 has resolved:
 (i) approve the extension for another five years of the Global Issuance Program of Notes simple, not convertible into shares, secured or unsecured or guaranteed by third parties, for a maximum amount outstanding at any time up to US $ 300,000,000 (three hundred million US dollars) (the "Program"), which will be valid for five (5) additional years from the date of authorization of the extension by the National Securities Commission or the maximum term that can be fixed by future regulations that may apply, in which case the Board may decide to extend its period of validity; And
(ii) approve the increase in the amount of the program, which currently amounts to a maximum outstanding of  $300,000,000 (three hundred million US dollars), for an additional amount of up to $200,000,000 (two hundred million US dollars) delegating to the Board its implementation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2016